RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2005

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)
		U.S. $ in thousands (except per share data)
REVENUES:
Product sales	77,916	55,909	29,210	21,736	78,900
Services and projects (*)	58,903	32,596	23,200	12,174	45,460
Total revenues (*)	136,819	88,505	52,410	33,910	124,360
COST OF REVENUES:
Cost of product sales (*)	25,460	16,513	8,853	6,390	23,246
Cost of services and projects(*)	24,316	13,611	9,549	5,105	18,890
Total cost of revenues(*)	49,776	30,124	18,402	11,495	42,136
GROSS PROFIT (*)	87,043	58,381	34,008	22,415	82,224
RESEARCH AND DEVELOPMENT
EXPENSES - net	(32,598)	(23,797)	(12,188)	(9,427)	(34,096)
SELLING AND MARKETING EXPENSES	(24,956)	(18,063)	(9,191)	(6,455)	(24,798)
GENERAL AND ADMINISTRATIVE EXPENSES	(17,188)	(11,473)	(6,439)	(4,180)	(15,944)
OTHER GENERAL INCOME (EXPENSES), net	89	(16)	89	(21)	15
Total operating expenses	(74,653)	(53,349)	(27,729)	(20,083)	(74,823)
INCOME FROM OPERATIONS (*)	12,390	5,032	6,279	2,332	7,401
FINANCIAL INCOME (EXPENSES) - net	76	(42)	63	129	85
GAIN ARISING FROM ISSUANCE OF SHARES
BY AN ASSOCIATED COMPANY		200			200
INCOME BEFORE TAXES ON INCOME (*)	12,466	5,190	6,342	2,461	7,686
TAXES ON INCOME (*)	3,318	1,319	1,853	648	1,838
INCOME AFTER TAXES ON INCOME	9,148	3,871	4,489	1,813	5,848
SHARE IN LOSSES OF AN ASSOCIATED
COMPANY	(103)	(103)	(20)	(34)	(137)
MINORITY INTERESTS IN LOSSES (GAINS)
OF SUBSIDIARIES	162	132	(44)	19	247
NET INCOME FOR THE PERIOD(*)	9,207	3,900	4,425	1,798	5,958
EARNINGS PER SHARE:
Basic (*)	0.50	0.26	0.23	0.11	0.38
Diluted (*)	0.47	0.24	0.22	0.10	0.36
WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EARNINGS
PER SHARE – in thousands:
Basic	18,517	15,291	18,928	16,954	15,746
Diluted	19,494	16,292	19,893	17,876	16,552

(*) 2005-Restated

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEET

AT SEPTEMBER 30, 2005

	September 30	December 31,
	2005	2004	2004
	(Unaudited)	(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	57,876	82,211	91,413
Marketable securities	7,321	12,751	14,331
Accounts receivable:
Trade	33,396	26,925	26,399
Other	5,240	2,448	2,680
Inventories	1,037	1,300	755
Deferred income taxes	4,539	2,684	3,650
Total current assets	109,409	128,319	139,228
NON-CURRENT ASSETS :
Marketable debt securities	3,599	8,854	6,125
Deferred income taxes (*)	2,419	1,828	1,768
Long-term receivables	750	1,983	3,592
Amounts funded in respect of employee rights upon retirement	5,055	4,230	4,553
Other	792	750	523
(*)	12,615	17,645	16,561
PROPERTY, PLANT AND EQUIPMENT, net	12,217	10,455	10,407
GOODWILL (*)	98,757	37,605	39,774
OTHER INTENGIBLE ASSETS, net of accumulated
Amortization (*)	27,177	5,459	4,653
(*)	260,175	199,483	210,623

(*) 2005-Restated

	September 30		December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	4,114	3,652	7,565
Current maturities of long-term bank loans	2,374	3,207	4,801
Accounts payable and accruals:
Trade	12,197	13,562	10,251
Employees and employee institutions	5,879	4,153	5,122
Current maturities of other liabilities	277	1,734	1,048
Accrued expenses	7,745	3,044	3,591
Other	5,824	2,991	3,848
Deferred revenues (*)	11,603	4,570	4,949
Total current liabilities (*)	50,013	36,913	41,175
LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	1,223	3,699	1,493
Employee rights upon retirement	8,980	7,756	8,435
Other liabilities, net of current maturities	60	299	259
Total long-term liabilities	10,263	11,754	10,187
Total liabilities (*)	60,276	48,667	51,362
MINORITY INTERESTS	1,840	2,124	1,969
SHAREHOLDERS’ EQUITY:
Share capital – ordinary shares of NIS 1.00
par value (authorized: 30,000,000 shares;
Issued and outstanding; December 31, 2004
(audited) – 17,577,432 shares; September 30, 2005
(unaudited) – 19,282,767 shares; September 30, 2004
(unaudited) – 17,052,182 shares	5,104	4,597	4,717
Additional paid in capital	147,946	110,118	116,277
Retained earnings (*)	45,238	33,973	36,031
Accumulated other comprehensive income	(229)	4	267
Total shareholders’ equity (*)	198,059	148,692	157,292
(*)	260,175	199,483	210,623

(*) 2005-Restated

(Continued) - 1

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2005

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (*)	9,207	3,900	4,425	1,798	5,958
Adjustments required to reconcile net income
to net cash provided by operating activities:
Minority interests in losses of subsidiaries	(162)	(132)	44	(19)	(247)
Depreciation and amortization, net (*)	7,262	1,813	2,219	390	2,552
Share in losses of an associated company	103	103	20	34	137
Gain arising from issuance of shares of an associated company		(200)			(200)
Tax benefits relating to employee and other option grants		558		137
Compensation expenses resulting from shares and options granted to employees and non employees		257		109	299
Changes in accrued liability for employee rights upon retirement	687	640	313	466	1,085
Losses (gains) on amounts funded in respect of employee rights upon retirement	229	16	(96)	(88)	(166)
Deferred income taxes - net (*)	(1,211)	(802)	(28)	(52)	(980)
Net decrease (increase) in marketable securities	(396)	(2,570)	(1,095)	(903)	(1,903)
Amortization of discount on debt securities	73	91	27	43	66
Other	(417)	(11)	(138)	(47)	116
Changes in operating asset and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	3,657	628	(2,458)	808	132
Other	(2,296)	214	(1,268)	(323)	7
Decrease (increase) in accounts
payable and accruals:
Trade	180	3,550	1,552	1,288	(94)
Employees, accrued expenses and other	1,096	(3,103)	3,041	857	(505)
Decrease (increase) in inventories	(293)	(165)	(104)	(421)	388
Increase (decrease) in deferred revenues (*)	(7,504)	(824)	(3,646)	(1,153)	(445)
Net cash provided by operating activities	10,215	3,963	2,808	2,924	6,200

(*) 2005-Restated

(Continued) - 2

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2005

	Nine months ended		Three months ended		Year ended
	September 30		September 30		December 31,
	2005	2004	2005	2004	2004
	(Unaudited)		(Unaudited)		(Audited)
	U.S. $ in thousands
Net cash provided by operating activities -
brought forward	10,215	3,963	2,808	2,924	6,200
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	11,611	7,601	469	5,500	10,801
Investment in marketable debt securities held to maturity	(1,876)	(18,173)		(5,046)	(20,784)
Acquisition of subsidiaries consolidated for the first time (a)	(50,312)	(13,781)	(513)	210	(13,781)
Additional investments in subsidiaries and other assets	(334)		(187)		(2,504)
Purchase of property, plant, equipment and other assets	(2,070)	(1,199)	(810)	(589)	(1,826)
Proceeds from sale of property, plant and equipment	25	13	18		63
Amounts funded in respect of employee rights upon retirement, net	(633)	(504)	(330)	(208)	(644)
Long-term loans granted to employees	(54)	(20)		(1)	(28)
Collection of long-term loans to employees	108	52	61	9	155
Net cash used in investing activities	(43,535)	(26,011)	(1,292)	(125)	(28,548)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares in a public offering, net of $3,243,000 share issuance costs		58,857		(34)	58,857
Repayment of long-term bank loans	(2,374)	(2,613)	(892)	(745)	(3,467)
Issuance of share capital to employees
Resulting from exercise of options	8,026	3,947	5,177	804	10,135
Short-term bank credit - net	(5,676)	(2,025)	(1,953)	(1,760)	1,887
Investment in a subsidiary	34				34
Net cash provided by (used in) financing activities	10	58,166	2,332	(1,735)	67,446
EFFECT OF EXCHANGE RATE CHANGES
ON CASH	(227)		22		222
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(33,537)	36,118	3,870	1,064	45,320
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	91,413	46,093	54,006	81,147	46,093
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	57,876	82,211	57,876	82,211	91,413

(Concluded) - 3

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE AND THREE MONTH PERIOD ENDED SEPTEMBER 30, 2005

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Nine months ended	Year ended	Year ended
	September 30,	December 31,	December 31,
	2005	2005	2004
	(Unaudited)	(Unaudited)	(audited)

(a) Net fair value of the assets acquired and liabilities assumed at the date of acquisition, was as follows:
Assets and liabilities of the
subsidiaries at the date of
acquisition:
Working capital (excluding cash
and cash equivalents) (*)	12,719	836	(894)
Deferred income taxes	(330)		(728)
Property, plant, equipment
And other assets, net	(2,419)	(68)	(699)
Amounts funded in respect of
employee rights upon retirement			(9)
Accrued liability for employee rights
upon retirement			1,711
Goodwill and other intangible assets
arising on acquisition (*)	(87,209)	(1,795)	(21,013)
Issuance of the Company’s share
capital	23,863		5,410
Long- term loan			1,469
Short-term bank credit	2,230
Minority interests in subsidiary			141
Increase in account payable- other	834	514	831
	(50,312)	(513)	(13,781)

(*) 2005-Restated

(b)	Supplemental information on investing activities not involving cash flows:

1)

In January 2004, the Company acquired 100% of the shares of OMI International, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 5,410,000.

2)

On April 1, 2005, the Company acquired substantially all of the business assets of Integrated Distribution Solutions, L.L.C. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 6,883,000.

3)

On April 1, 2005, the Company acquired 97% of the preferred stock of TCI Solutions, Inc. The consideration included, in addition to cash, the issuance of share capital of the Company in the total amount of $ 16,980,000.